                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended       December 31, 1999
                             -----------------------
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________ to ______________________

Commission file number 0-3488
                       ------





                               EFTEC Savings Plan






                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

EFTEC Savings Plan

Report on Audit of Financial Statements
as of December 31, 1999 and 1998
and for the Year Ended December 31, 1999

And Supplemental Schedules
as of and for the Year Ended December 31, 1999

EFTEC Savings Plan
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------

Report of Independent Accountants                                          F-1

Financial Statements:

         Statements of Net Assets Available for Benefits as of
         December 31, 1999 and 1998                                        F-2

         Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1999                     F-3

         Notes to Financial Statements                               F-4 - F-8

Supplemental Schedules:

         Line 27a - Schedule of Assets Held for Investment
         Purposes as of December 31, 1999                                  F-9

         Line 27d - Schedule of Reportable Transactions for the
         Year Ended December 31, 1999                                     F-10

                        Report of Independent Accountants


To the Participants and Administrator of the EFTEC Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits, presents fairly, in all material respects, the net assets available for benefits of the EFTEC Savings Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of EFTEC Savings Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 19, 2000

EFTEC Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                  ASSETS                         1999             1998
----------------------------------------     ------------      -----------

Investments at fair value                    $ 10,519,278      $ 8,653,708

Other assets                                        6,384            3,527
                                             ------------      -----------

Net assets available for benefits            $ 10,525,662      $ 8,657,235
                                             ============      ===========






The accompanying notes are an integral part of the financial statements.

EFTEC Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                          Total
                                                                       -------------
Additions:
    Investment income:
      Dividends                                                        $    121,113
      Interest                                                               45,594
                                                                       ------------

      Total investment income                                               166,707

Realized gain on the sale and distribution of investments                   319,681
Changes in unrealized appreciation/(depreciation) of investments          1,151,689
                                                                       ------------

      Total fund income                                                   1,638,077
                                                                       ------------

Contributions:
    Participants                                                            512,793
    Employer                                                                244,848
    Employee rollovers                                                       10,087
                                                                       ------------

      Total contributions                                                   767,728
                                                                       ------------

      Total additions                                                     2,405,805

Deductions:
    Withdrawals                                                            (536,184)
    Administrative expenses                                                  (1,194)
                                                                       ------------

      Total deductions                                                     (537,378)
                                                                       ------------

Net increase before transfers                                             1,868,427

Cash transferred between funds                                                    -
                                                                       ------------

Net increase                                                              1,868,427

Net assets available for benefits:
    Beginning of year                                                     8,657,235
                                                                       ------------

    End of year                                                        $ 10,525,662
                                                                       ============

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters. EFTEC is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie.

         General
         The Plan, which is a defined contribution plan, was established February 13, 1997 and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan and the EMS-TOGO Corporation 401(k) Investment Plan. Assets transferred from the respective plans were $5,858,118, $464,119, and $640,820 on April 1,
         1997. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing.

         It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions
         Pre-Tax and Matching Contributions
         ----------------------------------
         All United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to make pre-tax contributions to the Plan after six months of employment. Regular part-time employees are eligible to participate after twelve months.

         The Employer matches 100% of an employees pre-tax contribution, up to 3% of the employee's compensation. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 10% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 1999, a participant could elect to contribute up to a limit of $10,000.

         A participant's contribution, and the allowable employer match, may be invested in any combination of the following investment funds: H.B. Fuller Common Stock Fund, Money Market Fund, Index Fund (S & P 500), Balanced Fund, and Small Company Growth Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services.

         A participant's voluntary contribution percentage amount can be changed or suspended once a month, by calling the Trustee's on-line service prior to month-end. Suspensions must be made for a minimum of six months. Employer contributions to the Plan cease during the suspension period.

         Profit Share Plus Contributions
         -------------------------------
         All United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to receive an annual discretionary contribution based on the profitability of H.B. Fuller Company. Full time employees are eligible to participate upon commencement of their employment with the Company. Regular part-time employees are eligible to participate after twelve months of continuous employment. A participant must be employed by the Company or an affiliated organization on the last day of the Company's fiscal year end.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         The Company's contribution to a participant's account for the year is determined by H.B. Fuller Company's world-wide return on sales, the participant's pay classification and performance rating. Contributions may range from 0 to 3.5% of the participant's compensation. Participants have the same investment options that are available for their pre-tax contributions.

         Participant Accounts
         Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of interest income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

         Payment of Benefits
         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant may receive value in the vested interest in his or her account as a lump-sum distribution. The investment in the H.B. Fuller Common Stock fund can be withdrawn in the form of stock at the option of Plan participants.

         Vesting
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Company, or upon age 65, disability, or death.

         Forfeitures
         Participants who terminate employment with EFTEC forfeit the non-vested portion of the Company's contribution to their accounts. Amounts forfeited are used to reduce subsequent Employer contributions. There were no forfeitures for the year ended December 31, 1999.

         Plan Termination
         Although it has no intention to do so, EFTEC may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants' accounts will become fully vested and nonforfeitable.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

         Investment Valuation
         The fair values of the Plan's investments in common stock of H.B. Fuller Company are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee (Norwest Bank). Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Interest and Dividends
         Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

         Use of Estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

         Plan Expenses
         EFTEC North America, L.L.C. pays for administrative costs of the Plan. Investment management fees are allocated to participant accounts.

         Recently Issued Accounting Pronouncement
         On September 15, 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 (SOP 99-3), "Accounting and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP 99-3 is effective for financial statements of plan years ending after December 15, 1999, with earlier application encouraged. The SOP 99-3 revised the requirements for disclosure of separate fund information for individual investment options and other investment related disclosures, but had no effect on net assets available for plan benefits. The Plan adopted such requirements for the year ended December 31, 1999.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------
3.       Investments

         Unrealized Appreciation/(Depreciation) of Investments
         The unrealized appreciation/(depreciation) of investments was as follows:

                                             H.B. Fuller
                                               Common                                      Small Co.
                                                Stock          Index         Balanced       Growth
                                                Fund           Fund            Fund          Fund           Total
                                            ------------    -----------      ---------     ---------     -----------
         Unrealized appreciation/
               (depreciation) at
               December 31, 1998              $(371,512)    $   682,018      $ 189,990     $ (55,242)    $   445,254
         Change during the year ended
               December 31, 1999                572,783         473,247         22,994        82,665       1,151,689
                                              ---------     -----------      ---------     ---------     -----------

         Unrealized appreciation/
               (depreciation) at
               December 31, 1999              $ 201,271     $ 1,155,265      $ 212,984     $  27,423     $ 1,596,943
                                              =========     ===========      =========     =========     ===========

         Realized Gains
         During the year ended December 31, 1999, realized gains resulting from the sale and distribution of investments were as follows:

                                             H.B. Fuller
                                               Common                                      Small Co.
                                                Stock          Index         Balanced       Growth
                                                Fund           Fund            Fund          Fund           Total
                                            ------------    -----------      ---------     ---------     -----------
         Aggregate proceeds                 $ 1,360,173       $ 367,595      $ 190,150      $ 77,234     $ 1,995,152
         Aggregate average cost              (1,262,692)       (227,889)       (97,893)      (86,997)     (1,675,471)
                                            -----------       ---------      ---------      --------     -----------

         Realized gain                      $    97,481       $ 139,706      $  92,257      $ (9,763)    $   319,681
                                            ===========       =========      =========      ========     ===========

4.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated January 19, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.       Related Party and Party-in-Interest Transactions

         Plan investments include H.B. Fuller Company Common Stock which represents invested amounts in stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 1999, amounted to $885,842 and $1,360,173 respectively.

         The Plan also invests in various funds managed by Norwest Bank Minnesota, N.A. Norwest Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 1999, the Trustee made purchases and sales of such securities amounting to $1,607,176 and $767,893, respectively.

EFTEC Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

 Identity of Issuer,
     Borrower or                                                        Units/                             Fair
    Similar Party                        Description                    Shares           Cost              Value
-----------------------   ------------------------------------------- -----------   --------------  ----------------
H.B. Fuller Company       H.B. Fuller Common Stock Fund
                              Common Stock                                68,381       $3,623,792       $ 3,825,062

H.B. Fuller Company       H.B. Fuller Common Stock Fund
                              Investment Fund                             33,798           33,798            33,798
                                                                      -----------   --------------  ----------------

                                                                         102,179        3,657,590         3,858,860
                                                                      -----------   --------------  ----------------

Norwest Bank              Money Market Fund Investment Fund              874,098          874,098           874,098
                                                                      -----------   --------------  ----------------


Norwest Bank              Index Fund Common Stock                         66,767        2,892,132         4,047,397

Norwest Bank              Index Fund Cash - Non-Interest Bearing           8,424            8,424             8,424
                                                                      -----------   --------------  ----------------

                                                                          74,191        2,900,556         4,055,821
                                                                      -----------   --------------  ----------------

Norwest Bank              Balanced Fund Common Stock                      40,446        1,043,279         1,256,263

Norwest Bank              Balanced Fund Cash - Non-Interest
                              Bearing                                      3,952            3,952             3,952
                                                                      -----------   --------------  ----------------

                                                                          44,398        1,047,231         1,260,215
                                                                      -----------   --------------  ----------------

Norwest Bank              Small Company Growth Fund Common
                              Stock                                       14,551          438,630           466,053

Norwest Bank              Small Company Growth Fund Cash -
                              Non-Interest Bearing                         4,231            4,231             4,231
                                                                      -----------   --------------  ----------------

                                                                          18,782          442,861           470,284
                                                                      -----------   --------------  ----------------

                          Total investments at end of plan year                        $8,922,336       $10,519,278
                                                                                    ==============  ================

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties-in-Interest: Norwest Bank - Trustee; EFTEC - Administrator; H.B. Fuller Company.

EFTEC Savings Plan
Line 27d - Schedule of Reportable Transactions*
Year Ended December 31, 1999
--------------------------------------------------------------------------------

5% of series of transactions by security issue:

                                                      Number of             Total Dollar Amount
                                               ---------------------- --------------------------------     Net Gain
             Security Issue                     Purchases     Sales      Purchases          Sales          or (Loss)
------------------------------------------     ----------------------  -------------  ----------------   -------------
H.B. Fuller Common Stock Fund,
      Investment Fund                                93          39      $ 885,844       $ 1,360,170       $ 97,481

Index Fund, Common Stock                             77          16        917,643           305,988         78,101


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1999, as defined in
         Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties in Interest: Norwest Bank - Trustee; EFTEC - Administrator; H.B. Fuller Company.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        EFTEC Savings Plan


                                        EFTEC North America, L.L.C.





Dated: June 28, 2000                    By:      /s/ Todd Mestad
                                            ------------------------------
                                            Todd Mestad
                                            Director of Benefits